Exhibit 99.1

Q1

2018 First Quarter Report

	Three months ended
Financial and Operating Highlights	March 31
	2018	2017

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$73,378	$72,957
Net income and comprehensive income	$10,103	$42,249
per share (1)	$0.05	$0.23
Funds from operations	$48,882	$53,792
per share (1)	$0.26	$0.29
Total capital expenditures	$77,636	$53,791
Working capital deficit (2)	$13,779	$10,895
Bank indebtedness	$237,319	$147,781
Basic weighted average shares (000)	185,963	184,842
Operating
Daily Production
Natural gas (mcf/d)	232,456	230,906
Liquids (bbls/d)	1,105	1,151
Total mcfe/d (3)	239,086	237,812
Total boe/d (3)	39,848	39,635
Average prices (including hedging)
Natural gas ($/mcf)	$3.19	$3.24
Liquids ($/bbl)	$66.11	$53.73
Cash netbacks ($/mcfe) (3)
Natural gas and liquids sales	$2.70	$3.17
Realized gains on derivatives	0.71	0.24
Royalty expense	(0.06)	(0.10)
Operating expense	(0.32)	(0.23)
Transportation expense	(0.57)	(0.38)
Operating netback	2.46	2.70
General and administrative	(0.08)	(0.10)
Finance expense	(0.10)	(0.08)
Cash netbacks	$2.28	$2.52

(1)	Based on basic weighted average shares outstanding.
(2)	Working capital deficit includes cash and cash equivalents, trade and other receivables, prepaid expenses and deposits and trade and other accrued liabilities.
(3)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.

Advantage Oil & Gas Ltd. - 1

MESSAGE TO SHAREHOLDERS

Solid Cash Flow, Strong Well Results and Glacier Gas Plant

Expansion Advances Liquids Development Strategy

Advantage Oil & Gas Ltd. (“Advantage” or the “Corporation”) is pleased to report strong cash flow of $48.9 million ($0.26/share) and net income of $10.1 million ($0.05/share) during the first quarter of 2018. Cash flow was supported by the Corporation’s proactive marketing strategy which included $18.1 million from hedging gains and enhanced netbacks from natural gas sales at Dawn, Ontario. In addition, liquids revenue increased 18% to $6.6 million and the Corporation achieved low total corporate cash costs of $1.13/mcfe ($6.78/boe) contributing to solid cash flow results. On April 30, 2018, the Corporation renewed its annual credit facility of $400 million with improved borrowing terms and maintained a strong balance sheet with a total debt to trailing 12 month cash flow ratio of 1.4.

First quarter results also included completion of six liquids rich wells on a new west Glacier well pad which demonstrated an 86% improvement in productivity over all previous Middle Montney Glacier wells. These six wells had a combined initial production flowrate of 64 mmcf/d and 1,914 bbls/d of C3+ liquids at the end of the first 48 hours. Two additional Lower Montney wells, located on the same well pad, had a combined production rate of 25.8 mmcf/d at the end of 37 hours of flow, which ranks in the top quartile of all Glacier wells. The Middle Montney wells will be brought on-production during the second half of 2018 after the Glacier plant expansion project is completed. In addition, liquids production from a four well pad at Valhalla, will be increased after completion of the Glacier plant expansion and flow unrestricted once the new Valhalla compressor and liquids handling facility is completed in the fourth quarter of 2018. This four well pad was completed prior to year-end 2017 and demonstrated an initial combined liquids productivity of 1,075 bbls/d.

Construction activity associated with the expansion of our 100% owned Glacier gas plant neared completion during the end of the first quarter when planned shut-downs commenced to tie-in new equipment. Average production during the quarter was 239 mmcfe/d (39,848 boe/d) and included two days of outage during the last week of March. As previously noted in Advantage’s press release of April 19, 2018, this planned outage extended longer than scheduled in April due to a process upset which has been fully resolved. The Glacier plant expansion increases gas processing capacity from 250 to 400 mmcf/d and increases shallow cut propane plus (“C3+”) liquids extraction capacity to 6,800 bbls/d providing room to accommodate future liquids production growth from east Glacier, Valhalla and Wembley. The Corporation’s first quarter capital expenditures were $77.6 million, including $42 million invested in facilities infrastructure to support longer term liquids and natural gas development.

As previously announced, Advantage will lower natural gas production in 2018 in response to low price periods and to preserve dry gas productivity for higher price periods. Dry gas well completions in the second half of 2018 will be deferred to increase liquids rich drilling at east Glacier and Valhalla. The Corporation’s first quarter liquids production of 1,105 bbls/d represents 3% of total production and generated 11% of total revenues. In 2019, Advantage targets to increase liquids production to 8% or more of total production and 13% or more of total production in 2020 which is anticipated to significantly enhance our netbacks and cash flows. Liquids production growth in 2018 and 2019 will primarily come from east Glacier and Valhalla, with significant growth from Wembley expected by mid-2020 when additional processing and pipeline capacity is expected to be completed.

As a result of increased liquids production, an active hedging program and secured egress to downstream markets in eastern Canada and the U.S. Midwest, Advantage has diversified its revenue portfolio reducing AECO gas exposure to approximately 27% of total revenues through 2019. Furthermore, Advantage continues to evaluate new commercial opportunities capable of providing incremental sources of long term natural gas demand and continued revenue diversification.

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Operations Update

Glacier

Advantage completed an eight well pad located in the western portion of Glacier during the quarter. These wells were drilled in the second half of 2017 and consist of six wells in the Middle Montney and two wells in the Lower Montney.

The six Middle Montney wells further delineated all three layers within the Middle Montney and demonstrated a total combined production rate of 64 mmcf/d with an average rate of 10.6 mmcf/d per well at an average flowing pressure of 15,444 kPa at the end of 48 hours of flow. This represents an increase in the average per well test rate and average flowing pressure of 86% and 126%, respectively, compared to all of our previously drilled Glacier Middle Montney wells. Based on measured gas compositions from the six wells with a combined gas rate of 64 mmcf/d, the recoverable C3+ liquid rates is estimated to be 1,914 bbls/d at an average liquids yield of 30 bbls/mmcf, consistent with the previous results in this area of Glacier. Average frac count was increased to 34 stages per well which represents a 76% increase over our previous Middle Montney wells.

The two Lower Montney wells were flowed at an average rate of 12.9 mmcf/d per well at an average flowing pressure of 11,678 kPa at the end of 37 hours of flow. These results are consistent with the exceptional Lower Montney results that have been achieved in the western portion of Glacier over the past number of drilling programs.

During the first quarter of 2018, Advantage drilled a horizontal acid gas disposal well at Glacier to provide back-up and incremental disposal capacity to our two existing vertical disposal wells. This well was successfully drilled through our targeted interval with a lateral length of 1,585 meters and will be completed during the summer of 2018. Advantage’s two existing vertical acid gas disposal wells are capable of handling the total acid gas stream based on current H2S compositions at Glacier and the expanded gas plant capacity of 400 mmcf/d. The new horizontal acid gas disposal well will provide additional acid gas disposal capacity to accommodate higher H2S gas levels as liquids development continues at Valhalla, Wembley and Progress.

Valhalla

Installation of Advantage’s first compressor and liquids handling facility at Valhalla is continuing on track. This facility is designed to handle 40 mmcf/d of raw gas and 2,000 bbls/d of liquids and is expandable to accommodate future liquids rich production growth at Valhalla. Current Valhalla production has been limited due to the size of the existing Advantage pipeline connected to the Glacier gas plant. The Valhalla facility will help alleviate the current capacity limitation and is designed to separate wellhead liquids and transport liquids rich gas to Glacier for further processing and liquids extraction. Engineering design has been completed with the majority of major equipment items to be sourced from surplus equipment resulting from the Glacier gas plant expansion project. Construction is planned during the second half of 2018 with the facility scheduled to be brought-on stream in the fourth quarter of 2018.

Wembley

Engineering evaluations are underway to assess facility designs and pipeline options for transporting and processing liquids rich natural gas production from our Wembley land block. Prolific development of this liquids rich area has resulted in limited processing capacity. Options currently under consideration include transporting production back to our Glacier gas plant for processing and collaborating with third party processors and area producers to maximize efficiencies. Advantage is in the process of working through stakeholder consultations in anticipation of securing regulatory approvals targeted for 2019. Facility and pipeline construction is expected to occur during the first half of 2020; although, Advantage will be prepared to commence this work earlier if the timeline can be shortened.

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Looking Forward

Our 2018 production guidance was updated recently to incorporate our strategy to lower natural gas production in response to low AECO price periods and the extended Glacier plant outage which occurred in the second quarter (refer to Advantage’s press release dated April 19, 2018). Production for the second quarter of 2018 is expected to be 205 to 215 mmcfe/d, including liquids production between 950 and 1,150 bbls/d with higher per unit total corporate cash costs of $1.35/mcfe to $1.45/mcfe due to lower production. Annual 2018 production is estimated to average between 240 and 255 mcfe/d with average liquids production of approximately 1,800 bbls/d and a year-end exit rate of 2,400 bbls/d. Annual total corporate cash costs are estimated to be $1.10/mcfe to $1.30/mcfe. Advantage’s 2018 capital program of $175 million is expected to be approximately 60% invested during the first half of the year.

Advantage has successfully executed on its Montney development at Glacier since 2008, achieving an industry leading low-cost structure, preserving a strong balance sheet and maintaining operational and financial flexibility. This solid foundation which includes a significant liquids resource on our 200 net sections of Montney lands provides flexibility to create long term value through multiple investment options as we respond promptly and responsibly to market conditions. We look forward to reporting on our progress through the remainder of 2018.

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Advisory

The information in this report contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, completion of expansion of the Corporation's Glacier gas plant, including the anticipated raw processing capacity and shallow cut propane plus liquids extraction capacity following such expansion; Advantage's expectation that the expansion of the Corporation's Glacier gas plant will support anticipated production growth; the Corporation's plans to lower natural gas production and defer dry gas well completions; Advantage's targeted increase in liquids production for 2019 and 2020 and the expected effect of such production on netbacks and cash flows; the anticipated source of liquids production growth in 2018, 2019 and 2020 and the effect of such increased liquids production on the Corporation's revenue portfolio and AECO exposure; estimated recoverable C3+ liquid rates, combined gas rates and average C3+ liquids yields from certain wells at Glacier; anticipated timing of completion of a horizontal acid gas disposal well at Glacier, and the effect of such well on additional acid gas disposal capacity; the status of Advantage’s first compressor and liquids handling facility at Valhalla, including expected gas and liquids handling capacity, the effect of such facility on current capacity limitations, and the targeted timing of construction and completion of such facility; options under consideration for transporting and processing production at Wembley, including the anticipated timing of securing regulatory approvals and commencing facilities and pipeline construction; Advantage's anticipated annual 2018 production guidance range, including expected total production and liquids production for the second quarter of 2018, expected amount of total production and liquids production for 2018 and expected exit liquids production; Advantage's capital program for 2018, including the expected timing of incurring capital expenditures; the factors that Advantage believes will provide Advantage with the ability to respond promptly and responsibly to market conditions; and other matters. Advantage’s actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage’s control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; failure to achieve production targets on timelines anticipated or at all; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; lack of available capacity on pipelines; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; delays in completion of the facility at Valhalla; delays in construction and completion of other infrastructure projects; that test results are not indicative of future production rates; lack of available capacity on pipelines; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation’s Annual Information Form dated March 5, 2018, which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this report, Advantage has made assumptions regarding, but not limited to: timing of regulatory approvals; conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs, cash costs and liquids transportation costs; frac stages per well; lateral lengths per well; well costs; expected annual production growth rates; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s properties in the manner currently contemplated; available pipeline capacity; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and that the estimates of the Corporation’s production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein are expressed as anticipated average production over the calendar year. In determining anticipated production for the year ended December 31, 2018 Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2018 expected drilling and completion activities.

Advantage Oil & Gas Ltd. - 5

Management has included the above summary of assumptions and risks related to forward-looking information in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this report and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This report contains a number of oil and gas metrics, including operating netbacks, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare Advantage's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this news release, should not be relied upon for investment or other purposes.

References in this report to flow rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production of Advantage.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks, cash netbacks, cash costs and total debt to annualized cash flow ratio. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Total debt to cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit divided by funds from operations for the prior twelve month period. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation’s most recent Management’s Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

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CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of May 3, 2018, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three months ended March 31, 2018 and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2018 and the audited consolidated financial statements for the year ended December 31, 2017 (together, the “consolidated financial statements”). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. All references in the MD&A and consolidated financial statements are to Canadian dollars unless otherwise indicated.

This MD&A contains non-GAAP measures and forward-looking information. Readers are advised to read this MD&A in conjunction with both the “Non-GAAP Measures” and “Forward-looking Information and Other Advisories” found at the end of this MD&A.

	Three months ended
Financial and Operating Highlights	March 31
	2018	2017

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$73,378	$72,957
Net income and comprehensive income	$10,103	$42,249
per share (2)	$0.05	$0.23
Funds from operations (1)	$48,882	$53,792
per share (2)	$0.26	$0.29
Total capital expenditures	$77,636	$53,791
Working capital deficit	$13,779	$10,895
Bank indebtedness	$237,319	$147,781
Basic weighted average shares (000)	185,963	184,842
Operating
Daily Production
Natural gas (mcf/d)	232,456	230,906
Liquids (bbls/d)	1,105	1,151
Total mcfe/d	239,086	237,812
Total boe/d	39,848	39,635
Average prices (including hedging)
Natural gas ($/mcf)	$3.19	$3.24
Liquids ($/bbl)	$66.11	$53.73
Cash netbacks ($/mcfe) (1)
Natural gas and liquids sales	$2.70	$3.17
Realized gains on derivatives	0.71	0.24
Royalty expense	(0.06)	(0.10)
Operating expense	(0.32)	(0.23)
Transportation expense	(0.57)	(0.38)
Operating netback (1)	2.46	2.70
General and administrative	(0.08)	(0.10)
Finance expense	(0.10)	(0.08)
Cash netbacks (1)	$2.28	$2.52

(1)	Non-GAAP Measure which may not be comparable to similar non-GAAP measures used by other entities. Please see "Non-GAAP Measures".

(2)	Based on basic weighted average shares outstanding.

Advantage Oil & Gas Ltd. - 7

Natural Gas and Liquids Sales

	Three months ended
	March 31
($000)	2018	2017	% change
Natural gas sales	$51,481	$62,197	(17)%
Realized gains on derivatives	15,322	5,194	195%
Natural gas sales including derivatives	66,803	67,391	(1)%
Liquids sales	6,575	5,566	18%
Total (1)	$73,378	$72,957	1%

(1) Total excludes unrealized derivative gains and losses.

For the three months ended March 31, 2018, total sales including realized derivative gains was $73.4 million, an increase of $0.4 million or 1% as compared to the same period of 2017. While total sales including derivatives remained consistent between the periods, a 23% increase in realized liquids prices contributed to higher liquids sales that partially offset a 23% decrease in the AECO daily average natural gas price during the first quarter of 2018. Additionally, beginning November 1, 2017, approximately 20% of our natural gas production volumes were sold at the Dawn market in Southern Ontario, which realized higher average prices than AECO (see “Commodity Prices and Marketing”).

Realized gains on derivatives increased by $10.1 million or 195% to $15.3 million during the first quarter of 2018 due to Advantage’s proactive management of commodity price risk. Realized gains on derivatives were the result of differences in natural gas prices and contracts outstanding during the three months ended March 31, 2018 and 2017 (see “Commodity Price Risk Management and Market Diversification”).

Production

	Three months ended
	March 31
	2018	2017	% change
Natural gas (mcf/d)	232,456	230,906	1%
Liquids (bbls/d)	1,105	1,151	(4)%
Total - mcfe/d	239,086	237,812	1%
- boe/d	39,848	39,635	1%
Natural gas (%)	97%	97%
Liquids (%)	3%	3%

Total production was consistent between the three months ended March 31, 2018 and 2017. Production in the first quarter of 2018 was impacted by a decision to accelerate the planned shut-down of our Glacier gas plant during the last week of March from early April. The shut-down was planned to begin the tie-in of new equipment as part of our Glacier gas plant expansion project to 400 mmcf/d processing capacity. During plant start-up operations in the second quarter after the outage, we experienced an upset in our gas dehydration process that has been fully resolved but required a longer outage than originally scheduled. Additional work is still required to complete the expansion and we expect to have the plant fully commissioned during the second quarter of 2018 as originally planned.

With our increased focus on liquids-rich development and in response to periods of low natural gas prices and netbacks in 2018, Advantage prudently decided to moderate the ramp up of gas production subsequent to the outage and may restrict natural gas production levels from time-to-time. Annual average production for 2018 is expected to be between 240 and 255 mmcfe/d, with annual average liquids production expected to grow by approximately 50% year-on-year to 1,800 bbls/d with an exit rate of approximately 2,400 bbls/d. Increased drilling on our liquids-rich lands will support doubling Advantage’s liquids production to 8% or more of total production during the latter part of 2019 and could potentially reach 13% or more in 2020. Production in the second quarter of 2018 is anticipated to be between 205 and 215 mmcfe/d, including liquids production between 950 and 1,150 bbls/d due to the plant outage.

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Commodity Prices and Marketing

	Three months ended
	March 31
	2018	2017	% change
Average Realized Prices
Natural gas, excluding hedging ($/mcf)	$2.46	$2.99	(18)%
Natural gas, including hedging ($/mcf)	$3.19	$3.24	(2)%
Liquids, excluding and including hedging ($/bbl)	$66.11	$53.73	23%

Benchmark Prices
AECO daily ($/mcf)	$2.08	$2.70	(23)%
AECO monthly ($/mcf)	$1.85	$2.95	(37)%
Dawn daily ($US/mmbtu)	$3.83	$4.23	(9)%
Henry Hub ($US/mmbtu)	$2.98	$3.31	(10)%
Edmonton Light ($/bbl)	$72.34	$64.72	12%

Exchange rate (US$/CDN$1.00)	0.7907	0.7559	5%

As part of our ongoing market diversification, Advantage participated in TCPL’s long term, fixed price service open season whereby industry committed to transporting approximately 1.5 bcf/d from Empress, Alberta to the Dawn market in Southern Ontario. Advantage’s commitment to this firm transportation service was 55,600 GJ/d (52,700 mcf/d) that began November 1, 2017 and represents approximately 20% of our natural gas production. The Dawn market provides Advantage with additional physical market diversification from AECO with a corresponding increase in transportation expense to access this market. Realized natural gas prices, excluding hedging were lower for the three months ended March 31, 2018 than the same period of 2017 as a result of weaker AECO prices, which were partially offset by sales realized at higher Dawn market prices. The combination of our market diversification and other commodity risk management activities resulted in natural gas prices, including hedging, for the for the three months ended March 31, 2018 that were substantially the same as 2017 although the natural gas price environment was generally weaker.

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Commodity Price Risk Management and Market Diversification

The Corporation’s financial results and condition will be dependent on the prices received for natural gas production. Natural gas prices have fluctuated widely and are determined by supply and demand factors, including weather, and general economic conditions in natural gas consuming and producing regions throughout North America. Management has been proactive in entering into derivative contracts for the purposes of reducing cash flow volatility and diversifying price realizations to multiple markets in support of our Montney development plans. Advantage’s Credit Facilities allow us to enter fixed price derivative contracts up to 75% of total estimated natural gas and liquids production over the first three years and up to 50% over the fourth and fifth years. In addition, the Credit Facilities allow us to enter into basis swap arrangements to any natural gas price point in North America for up to 100,000 MMbtu/day with a maximum term of seven years. Basis swap arrangements do not count against the limitations on hedged production.

Our natural gas production and corresponding derivative contracts are expected to result in the realization of the following fixed market prices and variable market exposures for 2018:

	January 1 to December 31, 2018
	Volumes Contracted		% of
	(mmcf/d)	Average Minimum Price	Estimated Production
Fixed Price
AECO fixed price swaps	61.1	$2.99/mcf	26%
Dawn fixed price swaps	30.0	US$2.86/mcf	13%
	91.1		39%

Variable Price
AECO physical	101.1	AECO	43%
Dawn physical	22.7	Dawn	9%
Chicago physical	3.3	Chicago less US$1.19/mcf	1%
AECO / Henry Hub basis swaps	18.8	Henry Hub less US$0.95/mcf	8%
	145.9		61%

Total Natural Gas (2)	237.0		100%

(1)	All volumes contracted converted to mcf on the basis of 1 mcf = 1.055056 GJ and 1 mcf = 1 mmbtu

(2)	Represents the midpoint of our Guidance for 2018 natural gas volumes (see News Release dated April 19, 2018)

A summary of realized and unrealized derivative gains and losses for the three months ended March 31, 2018 and 2017 are as follows:

	Three months ended	Three months ended
($000)	March 31, 2018	March 31, 2017
Realized gains on derivatives	$15,322	$5,194
Unrealized gains (losses) on derivatives	(5,725)	35,879
Gains on derivatives	$9,597	$41,073

For the three months ended March 31, 2018 and 2017, Advantage recognized realized gains on derivatives due to the settlement of contracts with average derivative contract prices that were above average market prices during the periods. For the three months ended March 31, 2018, Advantage recognized unrealized losses on derivative of $5.7 million resulting from a decrease in the fair value of our derivative contracts to a net asset of $45.0 million, compared to a net asset of $50.7 million at December 31, 2017. The fair value of the net derivative asset or liability is the estimated value to settle the outstanding contracts as at a point in time. As such, unrealized derivative gains and losses do not impact funds from operations and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. The decreases in the fair value of our outstanding derivative contracts over the three months ended March 31, 2018 was primarily attributable to $15.3 million of actual cash received from derivative settlements during the period. Remaining derivative contracts will settle between April 1, 2018 and December 31, 2024.

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Royalty Expense

	Three months ended
	March 31
	2018	2017	% change
Royalty expense ($000)	$1,212	$2,140	(43)%
per mcfe	$0.06	$0.10	(40)%
Royalty Rate (percentage of natural gas and liquids sales)	2.1%	3.2%	(1.1)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation has mineral leases with provincial governments, individuals and other companies. Our current average royalty rates are determined by various royalty regimes that incorporate factors including well depths, well production rates, and commodity prices. Royalties also include the impact of gas cost allowance (“GCA”) which is a reduction of royalties payable to the Alberta Provincial Government (the “Crown”) to recognize capital and operating expenditures incurred by Advantage in the gathering and processing of the Crown’s share of our natural gas production. Royalty expense for the three months ended March 31, 2018 was lower than the comparative period of 2017, due primarily to lower realized natural gas prices and natural gas revenue. We anticipate a 2018 average royalty rate between 3% and 5%.

Operating Expense

	Three months ended
	March 31
	2018	2017	% change
Operating expense ($000)	$6,960	$4,861	43%
per mcfe	$0.32	$0.23	39%

Operating expense per mcfe for the three months ended March 31, 2018 increased by 39% to $0.32/mcfe compared to the same period of 2017. Higher operating expense per mcfe was primarily due to lower production associated with the planned shut-down of our Glacier gas plant as part of our expansion project that began during the last week of March 2018, as well as costs associated with annual compressor and equipment maintenance activities that we scheduled during this outage (see “Production”). With the Glacier gas plant outage in the second quarter to tie-in and commission new equipment related to the expansion, we anticipate average operating expense in the second quarter of 2018 to be approximately $0.35/mcfe to $0.40/mcfe. However, operating costs in the second half of 2018 will be lower due to higher production levels and annual 2018 operating costs are estimated between $0.28 and $0.33.

Advantage Oil & Gas Ltd. - 11

Transportation Expense

	Three months ended
	March 31
	2018	2017	% change
Transportation expense
Natural gas ($000)	$11,408	$7,414	54%
per mcf	$0.55	$0.36	53%
Liquids ($000)	$919	$705	30%
per bbl	$9.24	$6.81	36%
Total transportation expense ($000)	$12,327	$8,119	52%
per mcfe	$0.57	$0.38	50%

Transportation expense represents the cost of transporting our natural gas and liquids to the sales points, including associated fuel costs. Natural gas transportation expense for the three months ended March 31, 2018 increased significantly compared to the same period of 2017 due to Advantage’s participation in TCPL’s long term, fixed price service open season from Empress, Alberta to the Dawn market, which commenced November 1, 2017. Advantage’s commitment to this firm transportation service is 55,600 GJ/d (52,700 mcf/d), representing approximately 20% of our current production. Dawn provides Advantage with additional physical market diversification from AECO with a corresponding increase in transportation expense to access this market. Transportation under our firm commitment from AECO to Dawn is approximately $1.10/mcf. Increased liquids transportation expense for the three months ended March 31, 2018 as compared to the first quarter of 2017 was primarily related to area congestion associated with liquids production that resulted in increased wait times at local terminals. We anticipate average transportation expense per mcfe for 2018 to be between $0.55/mcfe and $0.62/mcfe.

General and Administrative Expense

	Three months ended
	March 31
	2018	2017	% change
General and administrative expense	$1,746	$2,075	(16)%
per mcfe	$0.08	$0.10	(20)%
Employees at December 31	29	27	7%

General and administrative (“G&A”) expense for the three months ended March 31, 2018 in total and on a per mcfe basis decreased from the comparative period of 2017 primarily due to the revaluation of deferred share units at the current lower share price.

Advantage Oil & Gas Ltd. - 12

Finance Expense

	Three months ended
	March 31
	2018	2017	% change
Finance expense
Cash expense ($000)	$2,251	$1,790	26%
per mcfe	$0.10	$0.08	25%
Accretion expense ($000)	$264	$234	13%
per mcfe	$0.01	$0.01	-%
Total finance expense ($000)	$2,515	$2,024	24%
per mcfe	$0.11	$0.09	22%

Advantage realized higher cash finance expense during the three months ended March 31, 2018 compared to the same period of 2017 primarily as a result of higher average outstanding bank indebtedness. Bank debt was higher during the first quarter of 2018 due to the timing of the 2018 capital program, including costs related to the completion of the Glacier gas plant expansion. Advantage’s interest rates are primarily based on short term bankers’ acceptance rates plus a stamping fee and determined by total debt to the trailing four quarters Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio as calculated pursuant to our Credit Facilities. During 2018, we expect higher cash finance expense resulting from the higher average bank indebtedness and interest rates as determined by our total debt to EBITDA ratio.

Funds from Operations and Cash Netbacks

	Three months ended
	March 31
	2018		2017
	$000	per mcfe	$000	per mcfe
Natural gas and liquids sales	$58,056	$2.70	$67,763	$3.17
Realized gains on derivatives	15,322	0.71	5,194	0.24
Royalty expense	(1,212)	(0.06)	(2,140)	(0.10)
Operating expense	(6,960)	(0.32)	(4,861)	(0.23)
Transportation expense	(12,327)	(0.57)	(8,119)	(0.38)
Operating income and operating netbacks (1)	52,879	2.46	57,837	2.70
General and administrative expense	(1,746)	(0.08)	(2,075)	(0.10)
Finance expense (2)	(2,251)	(0.10)	(1,790)	(0.08)
Funds from operations and cash netbacks (1)	$48,882	$2.28	$53,972	$2.52

Per basic weighted average share (1)	$0.26		$0.29

(1)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Please see "Non-GAAP Measures".

(2)	Finance expense excludes non-cash accretion expense.

Advantage realized funds from operations of $48.9 million, cash netbacks of $2.28/mcfe and funds from operations per share of $0.26 for the three months ended March 31, 2018.Funds from operations decreased by $5.1 million or 9% compared to the three months ended March 31, 2017, primarily due to a 23% decrease in AECO daily natural gas prices, and higher operating and transportation expense, partially offset by additional realized gains on derivatives. Total corporate cash costs (royalty expense, operating expense, transportation expense, G&A expense and finance expense) on a per mcfe basis for the three months ended March 31, 2018 were generally impacted by lower production associated with the planned shut-down of our Glacier gas plant as part of our expansion project (see “Production”). Higher transportation expense during the first quarter of 2018 was primarily due to Advantage’s participation in TCPL’s long term, fixed price service open season from Empress, Alberta to the Dawn market in Southern Ontario, which commenced November 1, 2017 (see “Transportation Expense”). With the Glacier gas plant outage in the second quarter to tie-in and commission new equipment related to the expansion, we anticipate total corporate cash costs to be higher at $1.35/mcfe to $1.45/mcfe due to lower production in the second quarter. However, total corporate cash costs are expected to decrease to approximately $1.15/mcfe as production increases during the second half of 2018, with annual 2018 total corporate cash costs estimated at $1.10/mcfe to $1.30/mcfe.

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Share Based Compensation

	Three months ended
	March 31
	2018	2017	% change
Share based compensation ($000)
Stock Options	$31	$119	(74)%
Performance Awards	713	1,283	(44)%
Total Share based compensation	$744	$1,402	(47)%
per mcfe	$0.03	$0.07	(57)%

Share based compensation represents expenses associated with Advantage’s stock option plan and restricted and performance award plan that are designed to provide for long-term compensation to employees and contractors and to align the interests of these individuals with those of shareholders. For the three months ended March 31, 2018, share based compensation decreased by $0.7 million compared to the same period of 2017, primarily due to revaluations of Payout Multipliers associated with outstanding Performance Awards that can result in expense variability. As at March 31, 2018, a total of 2.0 million Stock Options and 1.6 million Performance Awards are unexercised which represents 1.9% of Advantage’s total outstanding common shares.

Depreciation Expense

	Three months ended
	March 31
	2018	2017	% change
Depreciation expense ($000)	$28,033	$29,820	(6)%
per mcfe	$1.30	$1.39	(6)%

Depreciation of natural gas and liquids properties is provided on the units-of–production method based on total proved and probable reserves, including future development costs, on a component basis. The rate of depreciation expense per mcfe decreased during the three months ended March 31, 2018 due to the continued efficiency of our reserve additions.

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Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the three months ended March 31, 2018, the Corporation recognized a deferred income tax expense of $4.0 million as a result of $14.1 million income before taxes. As at March 31, 2018, the Corporation had a deferred income tax liability of $76.5 million.

Net Income and Comprehensive Income

	Three months ended
	March 31
	2018	2017	% change
Net income and comprehensive income ($000)	$10,103	$42,249	(76)%
per share - basic	$0.05	$0.23	(78)%
per share - diluted	$0.05	$0.22	(77)%

Advantage recognized net income of $10.1 million for the three months ended March 31, 2018, a reduction as compared to the same period of 2017 partially due to reduced funds from operations from lower natural gas prices and higher transportation expense (see “Funds from Operations and Cash Netbacks”). The primary contributor to the lower net income was $5.7 million recognized as unrealized losses on derivatives for the first quarter of 2018 as compared to unrealized gains on derivatives of $35.9 million in the first quarter of 2017. Unrealized gains and losses on derivatives are non-cash and can fluctuate greatly between periods from changes to the estimated value to settle outstanding contracts (see “Commodity Price Risk Management and Market Diversification”).

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and bank indebtedness. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

	Payments due by period
($ millions)	Total	2018	2019	2020	2021	2022	After 2022
Building leases	$1.6	$0.9	$0.7	$-	$-	$-	$-
Transportation	364.4	34.7	48.8	47.5	44.3	42.4	146.7
Bank indebtedness (1) - principal	240.0	-	-	240.0	-	-	-
- interest	21.3	7.2	9.5	4.6	-	-	-
Total contractual obligations	$627.3	$42.8	$59.0	$292.1	$44.3	$42.4	$146.7

(1)	As at March 31, 2018, the Corporation’s bank indebtedness was governed by a credit facility agreement with a syndicate of financial institutions. Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2019. The facility is revolving and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. Management fully expects that the facility will be extended at each annual review.

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Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

($000, except as otherwise indicated)	March 31, 2018
Bank indebtedness (non-current)	$237,319
Working capital deficit	13,779
Total debt (1)	$251,098
Shares outstanding	185,963,186
Shares closing market price ($/share)	$3.81
Market capitalization	$708,520

Total capitalization	$959,618

Total debt to funds from operations (2)	1.4

(1)	Total debt is a non-GAAP measure that includes bank indebtedness and working capital deficit.

(2)	Total debt to funds from operations is calculated by dividing total debt by funds from operations for the previous four quarters.

Advantage has a $400 million credit facility of which $156 million or 39% was available at March 31, 2018 after deducting letters of credit of US$5 million outstanding at March 31, 2018 (see “Bank Indebtedness, Credit Facilities and Other Obligations”). The Corporation’s twelve-month trailing funds from operations of $178 million was partially supplemented by working capital and bank indebtedness to fund our capital expenditure program of $78 million. Due to the timing of the 2018 capital expenditure program that was weighted to the first half of 2018, total debt to twelve-month trailing funds from operations increased to 1.4 times as at March 31, 2018. Advantage continues to retain a strong balance sheet, a disciplined commodity risk management program, an industry leading low cost structure, and substantial available liquidity such that it is well positioned to continue successfully executing our multi-year development plan.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital, bank indebtedness, and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing through bank indebtedness, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, or adjusting capital spending. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis. Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due.

Shareholders’ Equity

As at March 31, 2018, a total of 2.0 million stock options and 1.6 million performance awards were outstanding, which represents 1.9% of Advantage’s 186.0 total common shares outstanding. No Stock Options were exercised and no Performance Awards were settled during the three months ended March 31, 2018. As at May 3, 2018, Advantage had 186.0 million common shares outstanding.

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Bank Indebtedness, Credit Facilities and Other Obligations

At March 31, 2018, Advantage had bank indebtedness outstanding of $237.3 million, an increase of $28.3 million since December 31, 2017. The planned increase in bank indebtedness was consistent with the timing and execution of Advantage’s capital expenditure program. Advantage’s credit facilities have a borrowing base of $400 million that is collateralized by a $1 billion floating charge demand debenture covering all assets of the Corporation and has no financial covenants (the “Credit Facilities”). The borrowing base for the Credit Facilities is determined by the banking syndicate through an evaluation of our reserve estimates based upon their own commodity price assumptions. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base. In April 2018, the semi-annual redetermination of the Credit Facilities borrowing base was completed, with no changes to the borrowing base of $400 million, comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $380 million extendible revolving loan facility from a syndicate of financial institutions. The next annual review is scheduled to occur in June 2019. There can be no assurance that the Credit Facilities will be renewed at the current borrowing base level at that time.

Advantage’s working capital deficit of $13.8 million as at March 31, 2018 remained consistent with the working capital deficit at December 31, 2017. Our working capital includes items expected for normal operations such as cash and cash equivalents, trade receivables, prepaid expenses, deposits, and trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Our working capital is normally in a deficit position due to our capital development activities. We do not anticipate any problems in meeting future obligations as they become due as they can be satisfied with funds from operations and our available Credit Facilities.

Capital Expenditures

	Three months ended
	March 31
($000)	2018	2017
Drilling, completions and workovers	$34,497	$33,801
Well equipping and facilities	42,636	17,445
Expenditures on property, plant and equipment	77,133	51,246
Expenditures on exploration and evaluation assets	503	2,545
Net capital expenditures (1)	$77,636	$53,791

(1)	Net capital expenditures excludes change in decommissioning liability.

Advantage invested $77.6 million on property, plant, equipment and land purchases during the three months ended March 31, 2018.

A total of $42 million (54% of our net capital expenditures) was invested in infrastructure projects during the quarter. Advantage’s strategy of owning and operating our own infrastructure has helped us achieve an industry leading low cost structure. Construction of the announced expansion of our 100% owned Glacier gas plant to 400 mmcf/d raw gas capability including 6,800 bbls/d of liquids continued with the majority of construction activity concluded by the end of the first quarter of 2018. As planned, commissioning of the new equipment will take place over the second quarter with the expanded plant expected to be fully functioning later in the second quarter.

Advantage acquired 11 additional sections of Doig/Montney rights in the Progress area proximal to our existing land holdings in the first quarter of 2018. We now hold a total of 200 net sections (128,000 net acres) of Doig/Montney rights with 110 of those net sections outside of Glacier in the Valhalla/Progress/Wembley areas that have potential for liquids-rich and multi-layer development.

Glacier - Advantage completed an 8 well pad during the quarter with 6 of the wells being in the liquids-rich Middle Montney. Advantage’s Upper, Middle and Lower Montney wells at Glacier are continuing to demonstrate strong production performance. Middle Montney results at Glacier extended our liquids-rich fairway and confirmed well performance improvements from frac design technology changes which will be applied to high liquids-rich areas and reservoir layers within our Montney lands. One net service well was drilled at Glacier during the quarter. Our Montney horizontal drilling program at Glacier was completed prior to year-end 2017.

Advantage Oil & Gas Ltd. - 17

Wembley - Advantage’s first delineation well at Wembley was drilled in 2017 to a lateral length of 2,254 meters and was fracture stimulated with 38 stages. Testing operations concluded in the first quarter with production tested over a total of 17 days at restricted rates due to regulatory flaring limitations and flow up the production casing was at a drawdown of less than 20% of the reservoir pressure. At the conclusion of our production test period, our well demonstrated an average flow rate of 1,312 boe/d consisting of 2.9 mmcf/d of gas and 819 bbls/d of hydrocarbon liquids. The wellhead condensate/oil rate was 624 bbls/d with an additional 195 bbls/d of C3+ liquids based on a shallow cut extraction process. The condensate/oil is 84% of the total recoverable liquids. Consistent with industry offset Pipestone/Wembley wells during production testing and permanent production, the condensate/oil yield continued to increase as frac load water was being recovered. Only 34% of the initial load fluid in our 12-25 well has been recovered and we anticipate that liquid rates could continue to improve with longer production times and the installation of production tubing to optimize wellbore flow dynamics. Options for tie-in of the well for permanent production, including connecting the well back to our Glacier gas plant, are being evaluated as near term processing capacity is limited in the immediate area. Industry drilling adjacent to our lands have targeted multiple Montney layers with results demonstrating liquids-rich gas accumulations in all layers to date.

Valhalla - Design and permitting is underway to construct an initial facility installation which includes 40 mmcf/d of compression and liquids handling equipment to collect and transport natural gas and liquids for processing at our 100% owned Glacier gas plant. This facility is designed to accommodate liquids-rich natural gas production from our recent four well pad and is expandable to accommodate additional growth. The location of this facility could also be utilized as a hub where future production from Wembley and Progress could be collected and transported to our Glacier gas plant. This facility is scheduled to be completed in the fourth quarter of 2018.

Progress - Our first delineation well was drilled in 2017 to a lateral length of 2,313 meters and was fracture stimulated with 44 stages. The well was production tested over a 6 day period and was drawn down to less than 40% of the reservoir pressure while flowing up production casing. At the conclusion of the test, the well was producing at an average rate of 624 boe/d consisting of 2.7 mmcf/d of gas and 172 bbls/d of hydrocarbon liquids. The wellhead condensate rate was 75 bbls/d with an additional 97 bbls/d of C3+ liquids based on a shallow cut extraction process. The condensate/oil is 63% of the total recoverable liquids. Consistent with the profile of producing industry offset wells, the flow rate of our 13-31 well increased throughout the flow period as frac load water was being recovered. Only 13% of the initial load fluid in our well has been recovered and we anticipate that the production rate could continue to improve with longer production times and installation of production tubing to optimize wellbore flow dynamics. Options for tie-in of the 13-31 well for permanent production, including connecting the well back to our Glacier gas plant, is being evaluated as near term processing capacity is limited in the immediate area. One net horizontal Montney well was drilled at Progress during the quarter.

Advantage’s current standing well inventory consists of 20 total wells of which 10 are completed and tested and 10 are cased waiting to be completed.

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Sources and Uses of Funds

The following table summarizes the various funding requirements during the three months ended March 31, 2018 and 2017 and the sources of funding to meet those requirements:

	Three months ended
	March 31
($000)	2018	2017
Sources of funds
Funds from operations	$48,882	$53,972
Increase in bank indebtedness	28,341	-
Change in non-cash working capital and other	534	6,213
	$77,757	$60,185
Uses of funds
Decrease in bank indebtedness	$-	$5,831
Net capital expenditures	77,636	53,791
Expenditures on decommissioning liability	121	563
	$77,757	$60,185

Bank indebtedness increased during the three months ended March 31, 2018 as a result of planned net capital expenditures exceeding funds from operations and changes in non-cash working capital. Advantage continuously monitors the debt levels to ensure an optimal mix of financing and cost of capital.

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Quarterly Performance

	2018	2017				2016
($000, except as otherwise indicated)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Daily production
Natural gas (mcf/d)	232,456	237,780	219,812	225,844	230,906	215,369	207,332	203,791
Liquids (bbls/d)	1,105	1,227	1,395	1,098	1,151	949	1,205	1,083
Total (mcfe/d)	239,086	245,142	228,182	232,432	237,812	221,063	214,562	210,289
Average prices
Natural gas ($/mcf)
Excluding hedging	$2.46	$2.15	$1.84	$2.98	$2.99	$3.02	$2.08	$1.10
Including hedging	$3.19	$2.69	$2.26	$3.09	$3.24	$3.35	$2.71	$2.18
AECO daily	$2.08	$1.69	$1.46	$2.79	$2.70	$3.09	$2.32	$1.40
AECO monthly	$1.85	$1.95	$2.04	$2.77	$2.95	$2.81	$2.20	$1.25
Liquids ($/bbl)
Excluding and including hedging	$66.11	$60.48	$46.95	$57.27	$53.73	$53.01	$45.58	$52.67
Edmonton Light ($/bbl)	$72.34	$66.89	$57.11	$60.38	$64.72	$60.76	$54.34	$55.02
Total sales including realized hedging	$73,378	$65,779	$51,706	$69,169	$72,957	$71,090	$56,697	$45,615
Net income (loss)	$10,103	$21,425	$13,026	$18,339	$42,249	$(8,845)	$8,185	$(29,765)
per share - basic	$0.05	$0.12	$0.07	$0.10	$0.23	$(0.05)	$0.04	$(0.16)
per share - diluted	$0.05	$0.11	$0.07	$0.10	$0.22	$(0.05)	$0.04	$(0.16)
Funds from operations	$48,882	$43,883	$36,722	$48,625	$53,972	$54,610	$45,132	$36,883

The table above highlights the Corporation’s performance for the first quarter of 2018 and also for the preceding seven quarters. In the second half of 2016, Advantage attained production levels in excess of 220 mmcfe/d and continued to increase production thereby substantially filling the Glacier gas plant processing capacity in the first and second quarters of 2017, consistent with our multi-year development plan. Production for the third quarter of 2017 was slightly impacted by TCPL capacity restrictions and planned production decreases due to the ongoing expansion of the Glacier gas plant. Production increased during the fourth quarter of 2017, filling the Glacier gas plant capacity and achieving record production for Advantage. Advantage’s production volumes were reduced during the first quarter of 2018 as a result of plant expansion activities.

Sales and funds from operations increased through 2016 and early 2017 in conjunction with continued production growth, lower cash costs and gains realized from our commodity risk management program. Sales and funds from operations were weaker in the second half of 2017 as operational achievements were offset by a decline in natural gas prices. Although Advantage has generally reported net income, the net losses reported in the second and fourth quarters of 2016 were primarily due to the recognition of unrealized derivative losses. Net income generated through 2017 and early 2018 has been attributable to increased production with strong funds from operations as well as the recognition of unrealized derivative gains resulting from an increase in the fair value of our outstanding derivative contracts (see “Commodity Price Risk Management and Market Diversification”). Despite weak Alberta natural gas prices, Advantage has generated strong funds from operations and positive net income. Advantage’s production growth, industry leading low cost structure, strong capital efficiencies and commodity risk management program have achieved long-term profitability despite the natural gas price volatility.

Advantage Oil & Gas Ltd. - 20

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact natural gas and liquids prices, operating expense, royalty burden changes, and future development costs. Reserve estimates impact net income and comprehensive income through depreciation and impairment of natural gas and liquids properties. The reserve estimates are also used to assess the borrowing base for the Corporation’s Credit Facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on asset values, net income, comprehensive income and the borrowing base of the Corporation.

Management has determined there to be a single cash-generating unit (“CGU”), the Glacier Area, on the basis of its ability to generate independent cash flows, similar reserve characteristics, geographical location, and shared infrastructure, namely a single processing plant owned by Advantage. For purposes of assessment of impairment, Management has allocated all exploration and evaluation assets to the Glacier Area CGU, on the basis of their geographic proximity.

Management’s process of determining the provision for deferred income taxes and the provision for decommissioning liability costs and related accretion expense are based on estimates. Estimates used in the determination of deferred income taxes provisions are significant and can include expected future tax rates, expectations regarding the realization or settlement of the carrying amount of assets and liabilities and other relevant assumptions. Estimates used in the determination of decommissioning liability cost provisions and accretion expense are significant and can include proved and probable reserves, future production rates, future commodity prices, future costs, future interest rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values, net income and comprehensive income.

In accordance with IFRS, derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Changes in Accounting Policies

During the three months ended March 31, 2018, the Corporation adopted IFRS 9 and IFRS 15. Additional information regarding the adoption of the standards and their impact can be found in the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2018.

Accounting Pronouncements not yet Adopted

A description of additional accounting standards and interpretations that will be adopted in future periods can be found in the notes to the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2018. Evaluation of Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s DC&P annually.

Evaluation of Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s ICFR annually.

Advantage Oil & Gas Ltd. - 21

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Non-GAAP Measures

The Corporation discloses several financial and performance measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial and performance measures include “funds from operations”, “cash netbacks”, “total corporate cash costs per unit” and “net capital expenditures”, which should not be considered as alternatives to, or more meaningful than “net income”, “comprehensive income”, “cash provided by operating activities”, “cash used in investing activities”, or individual expenses presented within the condensed consolidated statement of comprehensive income as determined in accordance with GAAP. Management believes that these measures provide an indication of the results generated by the Corporation’s principal business activities and provide useful supplemental information for analysis of the Corporation’s operating performance and liquidity. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Net capital expenditures include total capital expenditures related to property, plant and equipment and exploration and evaluation assets incurred during the period. Management considers this measure reflective of actual capital activity for the period as it excludes changes in working capital related to other periods.

Total corporate cash costs per unit include operating expense, royalty expense, transportation expense, general and administrative expense excluding non-cash items such as share based compensation, and finance expense excluding non-cash accretion. Management considers total corporate cash costs to be a useful liquidity measure of the Corporation’s ongoing costs necessary to maintain our business.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Management believes these adjustments to cash provided by operating activities increase comparability between reporting periods. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended
	March 31
($000)	2018	2017	% change
Cash provided by operating activities	$60,905	$55,510	10%
Expenditures on decommissioning liability	121	563	(79)%
Changes in non-cash working capital	(9,893)	(311)	3081%
Finance expense (1)	(2,251)	(1,790)	26%
Funds from operations	$48,882	$53,972	(9)%

(1)	Finance expense excludes non-cash accretion expense.

Conversion Ratio

The term “boe” or barrels of oil equivalent and “mcfe” or thousand cubic feet equivalent may be misleading, particularly if used in isolation. A boe or mcfe conversion ratio of six thousand cubic feet of natural gas equivalent to one barrel of oil (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Advantage Oil & Gas Ltd. - 22

Forward-Looking Information and Other Advisories

This MD&A contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These forward-looking statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, additional work required to complete the Glacier gas plant expansion and the expected timing of the plant being fully commissioned; the potential that Advantage may restrict natural gas production levels from time-to-time; anticipated annual production and exit production for 2018, including the expected amount of liquids production and condensate; the anticipated effect of increased drilling on Advantage’s lands on the percentage of the Corporation’s liquid production during 2019 and 2020; anticipated production for the second quarter of 2018, including the expected amount of liquids production; the Corporation’s expectations with respect to the market for natural gas and volatility in natural gas prices; the anticipated advantages from the Corporation’s participation in the Dawn market; effect of commodity prices on the Corporation’s financial results, condition and performance; industry conditions, including the effect of changes in commodity prices, weather and general economic conditions on the natural gas industry and demand for natural gas; the Corporation's hedging activities; terms of the Corporation's derivative contracts, including the timing of settlement of such contracts; effect of fluctuations in commodity prices as compared to valuation assumptions on actual gains or losses realized on cash settlement of derivatives; average royalty rates and the impact of well depths, well production rates, commodity prices and gas cost allowance on average corporate royalty rates; future royalty rates, including the anticipated 2018 average royalty rate; anticipated average operating expense in the second quarter and the second half of 2018 and estimated operating costs for 2018; the Corporation's expectation that it will realize higher cash finance expense in 2018; expected total corporate cash costs for the second half of 2018 and total annual 2018 corporate cash costs; future commitments and contractual obligations; terms of the Corporation's credit facilities, including timing of the next review of the credit facilities, effect of revisions or changes in reserve estimates and commodity prices on the borrowing base, and limitations on the utilization of hedging contracts; the Corporation's expectations regarding extension of Advantage's credit facilities at each annual review; the Corporation’s belief that it is well positioned to successfully execute its multi-year development plan; the Corporation's strategy for managing its capital structure, including the use of equity financing arrangements, share repurchases, obtaining additional financing through bank indebtedness, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend or adjusting capital spending; the timing of reviews of capital structure and forecast information by Management and the Board of Directors; effect of the Corporation's continual financial assessment processes on the Corporation's ability to mitigate risks; the Corporation's ability to satisfy all liabilities and commitments and meet future obligations as they become due; the Corporation's drilling and completion activities, including the anticipated effect of longer production times and installation of production tubing on liquids rates, initial test results from certain wells, plans to construct an initial facility installation at Valhalla, including the expected timing of completion thereof, and the Corporation’s plans for such facility, tie-in operations for certain of the Corporation’s wells and other matters; the Corporation’s focus and expectations regarding its capital expenditures and operations; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital; and the statements under "critical accounting estimates" in this MD&A.

These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, risks related to changes in general economic, market and business conditions; continued volatility in market prices for oil and natural gas; the impact of significant declines in market prices for oil and natural gas; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, regulatory approvals, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; failure to achieve production targets on timelines anticipated or at all; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; delays in anticipated timing of drilling and completion of wells; lack of available capacity on pipelines; delays in timing of completion of the expansion of the Corporation's Glacier gas plant and initial facility installation at Valhalla; the failure to extend our credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; ability to access sufficient capital from internal and external sources; credit risk; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

Advantage Oil & Gas Ltd. - 23

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: current and future prices of oil and natural gas; that the current commodity price and foreign exchange environment will continue or improve; conditions in general economic and financial markets; effects of regulation by governmental agencies; receipt of required regulatory approvals; royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; availability of pipeline capacity; that current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and that the estimates of the Corporation’s production, reserves and resources volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This MD&A and, in particular, the information in respect of the Corporation’s prospective annual operating costs, transportation costs, total corporate cash costs and cash finance expense may contain future-oriented financial information (“FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including the assumptions discussed above, and assumptions with respect to the costs and expenditures to be incurred by the Corporation, capital equipment and operating costs, foreign exchange rates, taxation rates for the Corporation, general and administrative expenses and the prices to be paid for the Corporation’s production. Management does not have firm commitments for all of the costs, expenditures, prices or other financial assumptions used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not objectively determinable. The actual results of the operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. However, because this information is highly subjective and subject to numerous risks including the risks discussed above, it should not be relied upon as necessarily indicative of future results. FOFI contained in this MD&A was made as of the date of this MD&A and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

References in this MD&A to production test rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long-term performance or of ultimate recovery. Additionally, such rates may also include recovered “load oil” fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage. A pressure-transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Corporation cautions that the test results should be considered preliminary.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

May 3, 2018

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CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

(unaudited, expressed in thousands of Canadian dollars)	Notes	March 31, 2018	December 31, 2017

ASSETS
Current assets
Cash and cash equivalents	3	$8,686	$6,916
Trade and other receivables		18,413	28,678
Prepaid expenses and deposits		1,497	1,602
Derivative asset	6	30,123	33,093
Total current assets		58,719	70,289

Non-current assets
Derivative asset	6	17,007	17,777
Exploration and evaluation assets	4	22,646	22,143
Property, plant and equipment	5	1,628,683	1,580,973
Total non-current assets		1,668,336	1,620,893
Total assets		$1,727,055	$1,691,182

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$42,375	$51,004
Derivative liability	6	1	111
Total current liabilities		42,376	51,115

Non-current liabilities
Derivative liability	6	2,095	-
Bank indebtedness	7	237,319	208,978
Decommissioning liability	8	45,666	46,913
Deferred income tax liability	9	76,513	72,500
Total non-current liabilities		361,593	328,391
Total liabilities		403,969	379,506

SHAREHOLDERS' EQUITY
Share capital	10	2,340,801	2,340,801
Contributed surplus		111,384	110,077
Deficit		(1,129,099)	(1,139,202)
Total shareholders' equity		1,323,086	1,311,676
Total liabilities and shareholders' equity		$1,727,055	$1,691,182

See accompanying Notes to the Condensed Consolidated Financial Statements

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Condensed Consolidated Statement of Comprehensive Income

		Three months ended
		March 31
(unaudited, thousands of Canadian dollars, except for per share amounts)	Notes	2018	2017

Natural gas and liquids sales	13	$58,056	$67,763
Royalty expense		(1,212)	(2,140)
Natural gas and liquids revenue		56,844	65,623

Operating expense		(6,960)	(4,861)
Transportation expense		(12,327)	(8,119)
General and administrative expense		(1,746)	(2,075)
Share based compensation	12	(744)	(1,402)
Depreciation expense		(28,033)	(29,820)
Finance expense		(2,515)	(2,024)
Gains on derivatives	6	9,597	41,073
Income before taxes		14,116	58,395
Income tax expense	9	(4,013)	(16,146)
Net income and comprehensive income		$10,103	$42,249

Net income per share	11
Basic		$0.05	$0.23
Diluted		$0.05	$0.22

See accompanying Notes to the Condensed Consolidated Financial Statements

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Consolidated Statement of Changes in Shareholders' Equity

(unaudited, expressed in thousands of Canadian dollars)	Notes	Share capital	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2017		$2,340,801	$110,077	$(1,139,202)	$1,311,676
Net income and comprehensive income		-	-	10,103	10,103
Share based compensation	12	-	1,307	-	1,307
Balance, March 31, 2018		$2,340,801	$111,384	$(1,129,099)	$1,323,086

(unaudited, expressed in thousands of Canadian dollars)	Notes	Share capital	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2016		$2,334,199	$108,315	$(1,234,241)	$1,208,273
Net income and comprehensive income		-	-	42,249	42,249
Share based compensation	12	-	2,377	-	2,377
Exercise of Stock Options	10(b)	958	(958)	-	-
Balance, March 31, 2017		$2,335,157	$109,734	$(1,191,992)	$1,252,899

See accompanying Notes to the Condensed Consolidated Financial Statements

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Condensed Consolidated Statement of Cash Flows

		Three months ended
		March 31
(unaudited, expressed in thousands of Canadian dollars)	Notes	2018	2017

Operating Activities
Income before taxes		$14,116	$58,395
Add (deduct) items not requiring cash:
Share based compensation	12	744	1,402
Depreciation expense	5	28,033	29,820
Unrealized (gains) losses on derivatives	6	5,725	(35,879)
Finance expense		2,515	2,024
Expenditures on decommissioning liability	8	(121)	(563)
Changes in non-cash working capital	14	9,893	311
Cash provided by operating activities		60,905	55,510

Financing Activities
Increase (decrease) in bank indebtedness		29,999	(5,831)
Interest paid		(3,909)	(1,280)
Cash provided by (used in) financing activities		26,090	(7,111)

Investing Activities
Payments on property, plant and equipment	5, 14	(84,722)	(45,854)
Payments on exploration and evaluation assets	4	(503)	(2,545)
Cash used in investing activities		(85,225)	(48,399)
Increase in cash and cash equivalents		1,770	-
Cash and cash equivalents, beginning of period		6,916	-
Cash and cash equivalents, end of period		$8,686	$-

See accompanying Notes to the Condensed Consolidated Financial Statements

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Notes to The Condensed Consolidated Financial Statements

March 31, 2018 (unaudited)

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) is an intermediate natural gas and liquids development and production corporation with a significant position in the Montney resource play located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 300, 440 – 2nd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation

(a)	Statement of compliance

The Corporation prepares its interim condensed consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as defined in the Chartered Professional Accountants Canada Handbook (the “CPA Canada Handbook”). The CPA Canada Handbook incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, including IAS 34, Interim Financial Reporting. The Corporation has consistently applied the same accounting policies as those set out in the audited consolidated financial statements for the year ended December 31, 2017, except as noted below. Certain disclosures included in the notes to the annual consolidated financial statements have been condensed in the following note disclosures or have been disclosed on an annual basis only. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these interim condensed consolidated financial statements are based on IFRS issued and outstanding as of May 3, 2018, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The interim consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in the audited consolidated financial statements for the year ended December 31, 2017

The methods used to measure fair values of derivative instruments are discussed in note 6.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Changes to significant accounting policies

(i)	IFRS 9, Financial Instruments

Adoption

The Corporation adopted IFRS 9 effective January 1, 2018. The standard was applied retrospectively. Comparative figures have not been restated, in accordance with transitional provisions. The Corporation’s condensed consolidated financial statements were substantially unchanged by the adoption of IFRS 9.

Transition

On January 1, 2018, the Corporation determined the appropriate classification category and measurement for each of its financial assets and financial liabilities under IFRS 9 and compared each to their original classification and measurement under IAS 39. Under IFRS 9, financial instruments are classified as amortized cost, fair value through other comprehensive income or fair value through profit and loss. No adjustments were made to the carrying amounts of financial instruments as a result of the adoption of IFRS 9.

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2.	Basis of preparation (continued)

Financial Instrument	Measurement Category (IAS 39)	Measurement Category (IFRS 9)
Cash and cash equivalents	Loans and receivables (measured at amortized cost)	Amortized cost

Trade and other receivables	Loans and receivables (measured at amortized cost)	Amortized cost

Prepaid expenses and deposits	Loans and receivables (measured at amortized cost)	Amortized cost

Derivative asset	Fair value through profit and loss	Fair value through profit and loss

Trade and other accrued liabilities	Financial liabilities (measured at amortized cost)	Amortized cost

Derivative liability	Fair value through profit and loss	Fair value through profit and loss

Bank indebtedness	Financial liabilities (measured at amortized cost)	Amortized cost

Derivative assets and liabilities

The Corporation’s derivative assets and liabilities are classified as fair value through profit and loss and are recorded on the Consolidated Statement of Financial Position as derivatives assets and liabilities measured at fair value. Gains and losses on these instruments are recorded as gains and losses on derivatives in the Condensed Consolidated Statement of Comprehensive Income (Loss) in the period they occur. Gains and losses on derivative instruments are comprised of cash receipts and payments associated with periodic settlement that occurs over the life of the instrument, and non-cash gains and losses associated with changes in the fair values of the instruments, which are remeasured at each reporting date.

Impairment of Financial Assets

IFRS 9 requires the application of an expected credit loss (“ECL”) model to financial assets measured at amortized cost, contract assets and debt investments measured at fair value through other comprehensive income. For the Corporation’s financial assets measured at amortized cost, loss allowances are determined based on the expected credit loss over the asset’s lifetime. ECLs are a probability-weighted estimate of credit losses, considering possible default events over the expected life of a financial asset. ECLs are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Corporation expects to receive) over the life of the financial asset, discounted at the effective interest rate specific to the financial asset. Substantially all of the Corporation’s trade and other receivables are with counterparties with high credit ratings. At March 31, 2018, the average expected credit loss for trade and other receivables was 0.01% and no expected credit loss was recognized.

(ii)	IFRS 15, Revenue from Contracts with Customers

Adoption

The Corporation adopted IFRS 15 effective January 1, 2018. The standard was adopted using the Modified Retrospective approach. The Corporation elected to apply IFRS 15 retrospectively only to contracts that were not completed as at January 1, 2018 and, for modified contracts, elected to evaluate the original contract together with any contract modifications at the date of initial application. The Corporation’s revenue recognition was substantially unchanged by the adoption of IFRS 15 and did not result in an adjustment to the balance of Retained Earnings at January 1, 2018.

Revenue recognition

The Corporation’s revenue is comprised of natural gas and liquids sales to customers under fixed and variable volume contracts. Revenue is recognized when the Corporation has satisfied its performance obligations which occurs upon the delivery of volumes to the customer. The transaction price used to determine revenue from natural gas and liquids sales is the market price net of any marketing and fractionation fees as specified in the contract. Payments are normally received from customers within 30 days following the end of the production month. The Corporation’s revenue transactions do not include any financing components. The Corporation does not have any long-term contracts with unfulfilled performance obligations and does not disclose information about remaining performance obligations with an original expected duration of 12 months or less.

Advantage Oil & Gas Ltd. - 30

2.	Basis of preparation (continued)

(e)	Accounting pronouncements not yet adopted

IFRS 16 Leases requires the recognition of assets and liabilities for most leases. The standard applies to annual periods beginning on or after January 1, 2019. Under IFRS 16, lease assets and liabilities will be required to be recognized on the balance sheet for most leases, where the entity is acting as a lessee. Certain leases of low-value assets and leases with short-terms (less than 12 months) will be exempt from the balance sheet recognition requirements, and may continue to be treated as operating leases. The Corporation is currently reviewing the impact of IFRS 16 on the financial statements.

3.	Cash and cash equivalents

	March 31, 2018	December 31, 2017
Cash at financial institutions	$8,686	$6,916

Cash at financial institutions earns interest at floating rates based on daily deposit rates. As at March 31, 2018, cash at financial institutions included US$0.3 million (December 31, 2017: $0.1 million). The Corporation only deposits cash with major financial institutions of high quality credit ratings.

4.	Exploration and evaluation assets

Balance at December 31, 2016	$16,012
Additions	7,207
Lease expiries	(168)
Transferred to property, plant and equipment (note 5)	(908)
Balance at December 31, 2017	$22,143
Additions	503
Balance at March 31, 2018	$22,646

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5.	Property, plant and equipment

Cost	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2016	$1,993,684	$5,648	$1,999,332
Additions	241,449	118	241,567
Change in decommissioning liability (note 8)	6,160	-	6,160
Transferred from exploration and evaluation assets (note 4)	908	-	908
Balance at December 31, 2017	$2,242,201	$5,766	$2,247,967
Additions	77,133	-	77,133
Change in decommissioning liability (note 8)	(1,390)	-	(1,390)
Balance at March 31, 2018	$2,317,944	$5,766	$2,323,710

Accumulated depreciation	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2016	$544,790	$4,259	$549,049
Depreciation	117,643	302	117,945
Balance at December 31, 2017	$662,433	$4,561	$666,994
Depreciation	27,973	60	28,033
Balance at March 31, 2018	$690,406	$4,621	$695,027

Net book value	Natural gas and liquids properties	Furniture and equipment	Total
At December 31, 2017	$1,579,768	$1,205	$1,580,973
At March 31, 2018	$1,627,538	$1,145	$1,628,683

During the three months ended March 31, 2018, Advantage capitalized general and administrative expenditures directly related to development activities of $1.2 million (year ended December 31, 2017 - $4.1 million) and capitalized share based compensation directly related to development activities of $0.6 million (year ended December 31, 2017 - $3.2 million).

Advantage included future development costs of $1.7 billion (December 31, 2017 – $1.7 billion) in property, plant and equipment costs subject to depreciation.

Advantage Oil & Gas Ltd. - 32

6.	Financial risk management

Financial instruments of the Corporation include cash and cash equivalents, trade and other receivables, prepaids and deposits, trade and other accrued liabilities, bank indebtedness, and derivative assets and liabilities.

Trade and other receivables, prepaids and deposits, trade and other accrued liabilities and bank indebtedness are classified as ‘amortized cost’. As at March 31, 2018, there were no significant differences between the carrying amounts reported on the Consolidated Statement of Financial Position and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. The Corporation does not have any financial assets or liabilities that require level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. Derivative assets and liabilities are measured at fair value on a recurring basis. For derivative assets and liabilities, pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Level 3: Fair value is determined using inputs that are not observable. Advantage has no assets or liabilities that use level 3 inputs.

Advantage Oil & Gas Ltd. - 33

6.	Financial risk management (continued)

(a)	Price risk

The Corporation’s derivative contracts are classified as Level 2 within the fair value hierarchy. As at March 31, 2018, the Corporation had the following derivative contracts in place:

Description of Derivative	Term	Volume	Price

Natural gas – AECO
Fixed price swap	July 2017 to June 2018	14,217 mcf/d	Cdn $3.00/mcf
Call option sold	April 2017 to December 2018	23,695 mcf/d	Cdn $3.17/mcf (1)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.01/mcf (2)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.06/mcf (3)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.11/mcf (4)
Fixed price swap	October 2018 to March 2019	18,956 mcf/d	Cdn $3.00/mcf
Fixed price swap	October 2018 to March 2019	18,956 mcf/d	Cdn $3.00/mcf
Fixed price swap	October 2018 to March 2019	9,478 mcf/d	Cdn $3.00/mcf
Fixed price swap	October 2018 to December 2019	25,000 mcf/d	Cdn $2.58/mcf
Fixed price swap	November 2018 to March 2019	9,478 mcf/d	Cdn $2.64/mcf

Natural gas – AECO/Henry Hub Basis Differential

Basis swap	January 2018 to September 2018	25,000 mcf/d	Henry Hub less US 0.95/mcf
Basis swap	January 2019 to December 2019	25,000 mcf/d	Henry Hub less US 0.90/mcf
Basis swap	January 2020 to December 2020	5,000 mcf/d	Henry Hub less US 1.20/mcf
Basis swap	January 2020 to December 2024	15,000 mcf/d	Henry Hub less US 1.20/mcf
Basis swap	January 2021 to December 2024	5,000 mcf/d	Henry Hub less US $1.135/mcf
Basis swap	January 2021 to December 2024	2,500 mcf/d	Henry Hub less US $1.185/mcf
Basis swap	January 2021 to December 2024	17,500 mcf/d	Henry Hub less US $1.20/mcf

Natural gas – Dawn

Fixed price swap	April 2018 to October 2018	15,000 mcf/d	US $2.70/mcf
Fixed price swap	April 2018 to October 2018	25,000 mcf/d	US $2.79/mcf
Fixed price swap	November 2018 to March 2019	25,000 mcf/d	US $3.13/mcf

(1)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.43/mcf.

(2)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.32/mcf.

(3)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.38/mcf.

(4)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.43/mcf.

Advantage Oil & Gas Ltd. - 34

6.	Financial risk management (continued)

(a)	Price risk

As at March 31, 2018, the fair value of the derivatives outstanding resulted in an aggregate asset of $47.1 million (December 31, 2017 – $50.9 million) and an aggregate liability of $2.1 million (December 31, 2017 – $0.1 million). The fair value of the commodity risk management derivatives have been allocated to current and non-current assets and liabilities based on the expected timing of cash settlements.

For the three months ended March 31, 2018, $9.6 million was recognized in net income as a derivative gain (three months ended March 31, 2017 - $41.1 million gain). The table below summarizes the realized and unrealized gains (losses) on derivatives recognized in net income.

	Three months ended	Three months ended
	March 31, 2018	March 31, 2017
Realized gains on derivatives	$15,322	$5,194
Unrealized gains (losses) on derivatives	(5,725)	35,879
Gains on derivatives	$9,597	$41,073

(b)	Capital management

Advantage’s capital structure as at March 31, 2018 and December 31, 2017 is as follows:

	March 31, 2018	December 31, 2017
Bank indebtedness (non-current) (note 7)	$237,319	$208,978
Working capital deficit	13,779	13,808
Total debt (1)	$251,098	$222,786
Shares outstanding (note 10)	185,963,186	185,963,186
Share closing market price ($/share)	$3.81	$5.40
Market capitalization	708,520	1,004,201
Total capitalization	$959,618	$1,226,987

(1)	Total debt is a non-GAAP measure that includes bank indebtedness and working capital deficit.

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7.	Bank indebtedness

	March 31, 2018	December 31, 2017
Revolving credit facility	$240,000	$210,001
Discount on Bankers Acceptances and other fees	(2,681)	(1,023)
Balance, end of period	$237,319	$208,978

On April 30, 2018, the Credit Facilities were renewed with no changes to the borrowing base of $400 million, comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $380 million extendible revolving loan facility from a syndicate of financial institutions. The revolving period for the Credit Facilities will end in June 2019 unless extended at the option of the syndicate for a further 364 day period. If not extended, the credit facility will be converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. The Corporation had letters of credit of US$5 million outstanding at March 31, 2018. The Corporation did not have any financial covenants at March 31, 2018 and December 31, 2017.

8.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in natural gas and liquids assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2018 and 2078. A risk-free rate of 2.25% (December 31, 2017 – 2.20%) and an inflation factor of 2.0% (December 31, 2017 – 2.0%) were used to calculate the fair value of the decommissioning liability at March 31, 2018. A reconciliation of the decommissioning liability is provided below:

	Three months ended	Year ended
	March 31, 2018	December 31, 2017
Balance, beginning of year	$46,913	$40,992
Accretion expense	264	951
Property acquisitions	-	751
Liabilities incurred	189	2,175
Change in estimates	(349)	(2,665)
Effect of change in risk-free rate and inflation rate factor	(1,230)	5,899
Liabilities settled	(121)	(1,190)
Balance, end of period	$45,666	$46,913

9.	Income taxes

	Three months ended	Three months ended
	March 31, 2018	March 31, 2017
Income tax expense	$4,013	$16,146

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

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10.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b)	Issued

	Common Shares	Amount
Balance at December 31, 2016	184,654,333	$2,334,199
Shares issued on Performance Award settlements (note 12(b))	825,359	-
Contributed surplus transferred on Performance Award settlements (note 12(b))	-	5,374
Shares issued on exercise of stock options (note 12(a))	483,494	-
Contributed surplus transferred on exercise of stock options (note 12(a))	-	1,228
Balance at December 31, 2017 and March 31, 2018	185,963,186	$2,340,801

On March 27, 2018, Advantage commenced an odd-lot share repurchase program for registered and beneficial shareholders of Advantage who own 99 or fewer common shares. The program is voluntary and allows odd-lot holders to sell all, but not less than all of their common shares without incurring brokerage fees. The program will expire at the close of business on May 8, 2018, unless extended.

11.	Net income per share

The calculations of basic and diluted net income per share are derived from both net income and weighted average shares outstanding, calculated as follows:

	Three months ended
	March 31
	2018	2017
Net income
Basic and diluted	$10,103	$42,249

Weighted average shares outstanding
Basic	185,963,186	184,842,228
Stock Options	-	729,097
Performance Awards	2,947,073	2,496,661
Diluted	188,910,259	188,067,986

Net income per share
Basic	$0.05	$0.23
Diluted	$0.05	$0.22

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12.	Share based compensation

(a)	Stock Option Plan

The following tables summarize information about changes in Stock Options outstanding at March 31, 2018:

	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2016	3,109,915	$5.75
Exercised	(1,085,681)	4.72
Forfeited	(18,377)	6.82
Balance at December 31, 2017 and March 31, 2018	2,005,857	$6.30

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Price	Number of Stock Options Outstanding	Weighted Average Remaining Contractual Life - Years	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
$5.87 - $6.81	1,110,009	1.04	$5.87	1,110,009	$5.87
$6.82	895,848	2.02	6.82	584,927	6.82
$5.87 - $6.82	2,005,857	1.48	$6.30	1,694,936	$6.20

No Stock Options were exercised during the three months ended March 31, 2018.

(b)	Performance Incentive Plan

Under the Performance Incentive Plan, service providers can be granted two types of Incentive Awards: Restricted Awards and Performance Awards. As at March 31, 2018, no Restricted Awards have been granted.

The following table is a continuity of Performance Awards:

Performance Awards
Balance at December 31, 2016	1,327,663
Granted	723,676
Settled	(402,582)
Forfeited	(68,458)
Balance at December 31, 2017 and March 31, 2018	1,580,299

No Performance Awards were settled during the three months ended March 31, 2018.

Share based compensation recognized by plan for the three months ended March 31, 2018 and 2017 is as follows:

	Three months ended
	March 31
	2018	2017
Stock Options	$54	$202
Performance Awards	1,253	2,175
Total share based compensation	1,307	2,377
Capitalized	(563)	(975)
Net share based compensation expense	$744	$1,402

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13.	Revenue

Advantage’s revenue is comprised of natural gas and liquids sales to multiple customers. Revenue from the transfer of natural gas and liquids volumes to customers is recognized at a point of time, when Advantage’s performance obligations are fully satisfied upon transfer of these volumes to customers. For the three months ended March 31, 2018 and 2017, revenue realized from natural gas and liquids sales was as follows:

	Three months ended	Three months ended
	March 31, 2018	March 31, 2017
Natural gas sales	$51,481	$62,197
Liquids sales	6,575	5,566
Natural gas and liquids sales	$58,056	$67,763

14.	Supplementary cash flow information

Changes in non-cash working capital is comprised of:

	Three months ended
	March 31
	2018	2017
Source (use) of cash:
Trade and other receivables	$10,265	$3,386
Prepaid expenses and deposits	105	34
Trade and other accrued liabilities	(8,629)	1,308
	$1,741	$4,728

Related to operating activities	$9,893	$311
Related to financing activities	-	-
Related to investing activities	(8,152)	4,417
	$1,741	$4,728

Advantage Oil & Gas Ltd. - 39

Directors	Legal Counsel

Jill T. Angevine (1)(3)	Burnet, Duckworth and Palmer LLP
Stephen E. Balog (1)(2)(3)
Grant B. Fagerheim (2)(3)	Transfer Agent
Paul G. Haggis (1)(2)(3)
Andy J. Mah	Computershare Trust Company of Canada
Ronald A. McIntosh (2)(3)
Abbreviations
(1) Member of Audit Committee
(2) Member of Reserve Evaluation Committee	bbls	- barrels
(3) Member of Human Resources, Compensation & Corporate Governance Committee	bbls/d	- barrels per day
	boe	- barrels of oil equivalent (6 mcf = 1 bbl)
Officers	boe/d	- barrels of oil equivalent per day
	mcf	- thousand cubic feet
Andy J. Mah, President and CEO	mcf/d	- thousand cubic feet per day
Craig Blackwood, Vice President, Finance and CFO	mmcf	- million cubic feet
Neil Bokenfohr, Senior Vice President	mmcf/d	- million cubic feet per day
David Sterna, Vice President, Marketing and Commercial	mcfe	- thousand cubic feet equivalent (1 bbl = 6 mcf)
	mcfe/d	- thousand cubic feet equivalent per day
Corporate Secretary	bcf	- billion cubic feet
	gj	- gigajoules
Jay P. Reid, Partner	NGLs	- natural gas liquids
Burnet, Duckworth and Palmer LLP	WTI	- West Texas Intermediate

Auditors	Corporate Office

PricewaterhouseCoopers LLP	300, 440 – 2nd Avenue SW
Calgary, Alberta T2P 5E9
Bankers	(403) 718-8000

The Bank of Nova Scotia	Contact Us
National Bank of Canada
Royal Bank of Canada	Toll free: 1-866-393-0393
Canadian Imperial Bank of Commerce	Email: ir@advantageog.com
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Canada Branch	Visit our website at www.advantageog.com
Alberta Treasury Branches
Wells Fargo Bank N.A., /Canada Branch	Stock Exchange Trading Symbol

Independent Reserve Evaluators	(Toronto Stock Exchange and New York Stock Exchange)

Sproule Associates Limited	Shares: AAV

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